GRAN TIERRA ENERGY, INC.

900, 520 - 3 Avenue SW

Calgary, Alberta, Canada T2P 0R3

VIA EDGAR

August 11, 2021

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.
Washington, D.C. 20549

Re:	Gran Tierra Energy, Inc. Registration Statement on Form S-3 (File No. 333-258433)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Gran Tierra Energy, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 13, 2021, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Hillary H. Holmes at (346) 718-6602.

Sincerely,

GRAN TIERRA ENERGY, INC.

/s/ Ryan Ellson
Chief Financial Officer and Executive Vice President, Finance

cc:	Phillip Abraham, Gran Tierra Energy, Inc.

Hillary H. Holmes, Gibson, Dunn & Crutcher LLP